Filed pursuant to Rule 433

Registration Statements Nos. 333-183038 and 333-185462

FOR IMMEDIATE RELEASE

September 23, 2013

MEXICO D.F., MEXICO —

New Notes Offering

The United Mexican States (“Mexico”) announced today the commencement of a global offering for cash (the “New Notes Offering”) of its global medium-term notes, Series A, to be denominated in U.S. Dollars, due 2023 (the “New Notes”). The total amount of New Notes offered may be increased by any principal amount of New Notes that may be issued and sold to certain tendering holders in the Tender Offer (as described below). Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC will serve as Joint Lead Managers for the New Notes Offering.

The New Notes Offering is being made only by means of a preliminary pricing supplement, a prospectus supplement and accompanying base prospectus. Copies of the preliminary pricing supplement and the related prospectus supplement and prospectus for the New Notes Offering may be obtained by contacting: Merrill Lynch, Pierce, Fenner & Smith Incorporated, by calling 1-800-294-1322 (U.S. toll free); by contacting Goldman, Sachs & Co., Attention: Prospectus Department, by calling 1-866-471-2526 (U.S. toll free); or Morgan Stanley & Co. LLC, Attention: Liability Management Group, by calling 1-800-624-1808 (U.S. toll free).

Application will be made to have the New Notes listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Tender Offer

Mexico also announced today that it has commenced an offer to purchase for cash (the “Tender Offer”) the notes of the series listed in the table below (collectively, the “Old Notes”) in an aggregate principal amount that will not result in an aggregate price to be paid for Old Notes tendered and accepted pursuant to the Tender Offer (the “Aggregate Purchase Price”) that exceeds 75% of the principal amount of New Notes to be issued pursuant to the New Notes Offering, or such other amount as is determined by Mexico in its sole discretion (the “Maximum Purchase Amount”), subject to the terms and conditions contained in the Offer to Purchase, dated September 23, 2013 (the “Offer to Purchase”). The Tender Offer is conditioned upon, among other things, pricing of the New Notes in an amount and on terms and conditions acceptable to Mexico, which is expected today.

The tender period (the “Tender Period”) will commence at 8:00 a.m., New York City time, on Monday, September 23, 2013 and expire at 4:00 p.m., New York City time, on the same day. Unless extended or earlier terminated, the settlement of the Tender Offer is scheduled to occur on Tuesday, October 1, 2013 (the “Tender Offer Settlement Date”). The purchase price to be paid for the Old Notes tendered and accepted pursuant to the Tender Offer will be calculated, in accordance with standard market practice, based on the fixed spreads listed in the table below (the “Fixed

Spreads”), and will be the price per U.S.$1,000 principal amount for each such series of Old Notes, that results in a yield to maturity calculated as the applicable U.S. Treasury Rate plus the Fixed Spreads shown in the table below. Mexico will announce the price to be paid for each series of the Old Notes at or around 5:00 p.m., New York City time, on Monday, September 23, 2013 or as soon as possible thereafter. Holders of the Old Notes participating in the Tender Offer will also receive any accrued and unpaid interest on their Old Notes up to (but excluding) the Tender Offer Settlement Date.

Old Notes	CUSIP	ISIN	Outstanding Aggregate Principal Amount (as of September 20, 2013) (mm)		Reference U.S. Treasury Security (1)	Fixed Spread (basis points)	Hypothetical Tender Price (2)
6.625% Global Notes due 2015	91086QAL2	US91086QAL23	U.S.$	1,286	0.375% US Treasury due 08/31/2015	T+20	U.S.$	1,086.24
5.625% Global Notes due 2017	91086QAU2	US91086QAU2	U.S.$	3,209	0.875% US Treasury due 09/15/2016	T+90	U.S.$	1,129.15
5.950% Global Notes due 2019	91086QAW8	US91086QAW87	U.S.$	2,822	1.500% US Treasury due 08/31/2018	T+110	U.S.$	1,171.79
5.125% Global Notes due 2020	91086QAY4	US91086QAY44	U.S.$	2,806	2.125% US Treasury due 08/31/2020	T+72	U.S.$	1,132.37

[1]	The Dealer Managers will calculate the U.S. Treasury Rate using the bid-side price of the Reference U.S. Treasury Security on Bloomberg Page PX1 at or around the pricing of the New Notes.
[2]	Per U.S.$1,000 principal amount of Old Notes tendered and accepted for purchase. Holders will also receive accrued and unpaid interest on Old Notes tendered and accepted for purchase.

During the Tender Period, a holder of Old Notes may place orders to tender Old Notes (“Tender Orders”) through Goldman, Sachs & Co., as the billing and delivering bank for the Tender Offer (in such capacity, the “Billing and Delivering Bank”) or, if a holder does not have an account with the Billing and Delivering Bank, through any of the Dealer Managers. Holders will NOT be able to submit tenders through Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme or the Depository Trust Company (“DTC”). The Billing and Delivering Bank will consolidate all Tender Offers, and accept Old Notes for purchase pursuant to the Tender Offer on behalf of Mexico, subject to proration as described in the Offer to Purchase, at or around 5:00 p.m., New York City time, on Monday, September 23, 2013 or as soon as possible thereafter. Failure to deliver Old Notes on time may result (i) in the cancellation of the relevant holder’s Tender Order and in such holder becoming liable for any damages resulting from that failure and (ii) in the case of Preferred Tenders, cancellation of any allocation of New Notes in the New Notes Offering in respect of a holder’s related order for New Notes. Mexico reserves the right, in its sole discretion, not to accept any or all Tender Orders and to terminate the Tender Offer for any reason. Tender Orders by a holder of each series of Old Notes must be of principal amounts of U.S.$2,000 or integral multiples of U.S.$2,000 in excess thereof.

To the extent the Aggregate Purchase Price would exceed the Maximum Purchase Amount and proration occurs, preference will be given to Tender Orders submitted by holders who place firm orders for New Notes before the time the Joint Lead Managers stop taking Indications of Interest for the New Notes Offering (“Preferred Tenders”). Such priority will apply, for each Preferred Tender, with respect to an amount of Tender Orders having a nominal value equal to the amount of New Notes ordered by such holder, subject to certain limits.

All Old Notes that are tendered pursuant to Tender Orders and are accepted by UMS will be purchased by the Billing and Delivering Bank on behalf of Mexico. There is no letter of transmittal for the Tender Offer. Old Notes held through DTC, must be delivered for settlement no later than 3:00 p.m., New York City time, on the Tender Offer Settlement Date. If you hold Old Notes through Euroclear or Clearstream, the latest process you can use to deliver your Old Notes is the overnight process, one day prior to the Settlement Date; you may not use the optional daylight process. Holders will not have withdrawal rights with respect to any tenders of Old Notes in the Tender Offer. Old Notes accepted for purchase will be settled on a delivery versus payment basis in accordance with customary brokerage practices for corporate fixed income securities (i.e., a “desk to desk” or “broker to broker” trade).

Mexico may, but is not required to, issue and sell New Notes to holders who validly tender their Old Notes pursuant to the Tender Offer and place firm orders for New Notes during the Tender Period (as well as investors that are not participating in the Tender Offer). If Mexico determines to issue and sell New Notes to such holders, such issuance and sale is expected to occur on Wednesday, October 2, 2013, the scheduled settlement date of the New Notes Offering (the “Offering Settlement Date”). Any New Notes issued to tendering holders in the Tender Offer as described above will be consolidated and form a single series with, and be fully fungible with, the New Notes to be issued and sold pursuant to the New Notes Offering on the Offering Settlement Date.

The Tender Offer is subject to Mexico’s right, at its sole discretion and subject to applicable law, to extend, terminate, withdraw, or amend the Tender Offer at any time. Each of Mexico and the Billing and Delivering Bank and the Dealer Managers reserves the right, in the sole discretion of each of them, not to accept tenders for any reason.

The Offer to Purchase may be downloaded from the Information Agent’s website at http://www.bondcom.com/ums or obtained from the Information Agent, Bondholder Communications Group, in New York, 30 Broad Street, 46th floor, New York, NY 10004 (Tel. +1 212 809 2663) Attention: Monique Santos (e-mail: msantos@bondcom.com) or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Attention: Debt Advisory Services

One Bryant Park 23rd Floor

New York, NY 10036

In the United States: (646) 855-3401 or
(888) 292-0070 (U.S. toll free)

Goldman, Sachs & Co. Attention: Liability Management Group 200 West Street New York, NY 10282 In the United States: (212) 902-5183 or (800) 828-3182 (U.S. toll free)	Morgan Stanley & Co LLC Attention: Liability Management Group 1585 Broadway New York, NY 10036 In the United States: (212) 761-0858 or (800) 624-1808 (U.S. toll free)

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

*        *        *

Mexico has filed a registration statement (including the preliminary pricing supplement, prospectus supplement and the prospectus) with the SEC for the New Notes Offering and the issuance of New Notes. Before you invest, you should read the prospectus in that registration statement and other documents Mexico has filed with the SEC for more complete information about Mexico and such offerings. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Joint Lead Managers, the Dealer Managers or the Information Agent, as the case may be, will arrange to send you the preliminary pricing supplement, the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

Important Notice

The distribution of materials relating to the New Notes Offering or the Tender Offer and the transactions contemplated by the New Notes Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Notes Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Notes Offering or the Tender Offer come into your possession, you are required by Mexico to inform yourself of and to observe all of these restrictions. The materials relating to the New Notes Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Notes Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Notes Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate on behalf of Mexico in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering of these securities will be made only by means of the pricing supplement and the accompanying prospectus supplement and prospectus.

The New Notes are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made. No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the New Notes.

The New Notes Offering and the Tender Offer do not constitute public offerings within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”). The Tender Offer does not constitute a public offering within the meaning of Article 3, §2 of the Prospectus Law nor pursuant to Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”). The New Notes Offering and the Tender Offer will be exclusively conducted under applicable private placement exemptions and have therefore not been, and will not be, notified to, and any other offer material relating to the New Notes Offering has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten).

The New Notes Offering as well as the New Notes Offering materials may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1 of the Prospectus Law and as referred to in Article 6, §3, 1° of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law and the Takeover Law.

The New Notes and the Old Notes will not be registered under Law 18,045, as amended, of Chile with the SVS and, accordingly, the New Notes and the Old Notes cannot and will not be offered or sold to persons in Chile except in circumstances which have not resulted and will not result in a public offering under Chilean law, and in compliance with Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Superintendencia de Valores y Seguros de Chile (Superintendency of Securities and Insurance of Chile.

The New Notes Offering and the Tender Offer does not constitute and may not be used for, or in connection with, a public offering as defined in the laws of the Republic of Colombia and shall be valid in Colombia only to the extent permitted by Colombian law. The New Notes and the Old Notes have not been registered in the Republic of Colombia and may only be exchanged in the territory of the Republic of Colombia to the extent permitted by applicable law.

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the securities, or distribution of a prospectus or any other offer materials and that, in particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz) of June 22, 2005, as amended (the “German Securities Prospectus Act”), has been or will be published within the Federal Republic of Germany.

In Luxembourg, this announcement has been prepared on the basis that the New Notes Offering and the Tender Offer will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to produce a prospectus for offers of securities.

The New Notes will not be registered in the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and may not be offered or sold publicly in Mexico. The New Notes may be offered or sold privately in Mexico to qualified and institutional investors, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the New Notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the New Notes or that the information contained in this communication or any pricing supplement and the related prospectus supplement and prospectus is accurate or complete. Mexico has prepared this communication and any pricing supplement and the related prospectus supplement and prospectus, and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

The Offer to Purchase has not been approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). The Offer to Purchase may not be publicly made or distributed in Mexico, but may be made to qualified or institutional investors pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law.

This communication is not intended for any person who is not qualified as an accredited investor, in accordance with provisions set forth in CONASEV Resolution No. 079-2008-EF/94.01.1, and as subsequently amended. No legal, financial, tax or any other kind of advice is hereby being provided.

None of the offer materials related to the New Notes Offering or Tender Offer have been approved or registered in the administrative registries of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores). Consequently, the securities may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Article 30bis of the Spanish Securities Market Law of 28 July 1988 (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted, or otherwise in reliance of an exemption from registration available thereunder.

Neither the communication of this announcement nor any other offer material relating to the New Notes Offering or Tender Offer has been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

The New Notes Offering and the Tender Offer qualifies as a private placement pursuant to section 2 of Uruguayan law 18.627. The New Notes and the Old Notes are not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

Contact information:	Bondholder Communications Group, LLC
Attention: Monique Santos
30 Broad Street, 46th floor
New York, NY 10004
Tel. +1 212 809 2663
msantos@bondcom.com
In the United States: 1-888-385-2663
Outside of the United States: 1-212-809-2663
website: www.bondcom.com/ums

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.